Exhibit 99.1

Double Hull Tankers, Inc. Reports Fourth Quarter 2007 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, February 7, 2008– Double Hull Tankers, Inc. (“DHT”)  (NYSE:DHT) today announced results for the period from October 1 to December 31, 2007. Total revenues for this period were $20.3 million and net income was $5.9 million, or $0.20 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.35 per share, which will be paid on March 11, 2008 to shareholders of record as of the close of business on February 26, 2008. DHT plans to host a conference call at 9 am ET on February 7, 2008 to discuss the results for the quarter (see below for further details).

Fourth Quarter 2007 Results

Total revenues for the fourth quarter of $20.3 million (compared to $20.1 million in the third quarter of 2007 and $21.9 million in the fourth quarter of 2006) consist of $18.8 million in base charter hire revenue and $1.5 million in additional hire under the company’s profit sharing arrangements with Overseas Shipholding Group Inc. (“OSG”). Of the additional hire, $0.5 million relates to DHT’s Very Large Crude Carriers (“VLCCs”) and $1.0 million relates to DHT’s Aframax tankers. In the quarter ended December 31, 2007, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $34,900 per day (compared to $34,500 per day in the third quarter of 2007 and $52,900 per day in the fourth quarter of 2006) and the Aframax tankers achieved $25,800 per day (compared to $22,100 per day in the third quarter of 2007 and $34,100 per day in the fourth quarter of 2006), according to data from the commercial pools.

In general, through the profit sharing elements of the charter agreements, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the quarter ended December 31, 2007 were $38,500 per day for the VLCCs (compared to $41,000 per day in the third quarter of 2007 and $46,100 per day in the fourth quarter of 2006) and $24,600 per day for the Aframax vessels (compared to $25,600 per day in the  third quarter of 2007 and $26,200 per day in the fourth quarter of 2006).

The Suezmax Overseas Newcastle, delivered on December 4, 2007, had actual earnings during the period from December 4 to December 31 of $27,400 per day including profit sharing of 33% of the vessel’s earnings above the time charter equivalent of $35,000 per day.

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Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the relevant period, or “revenue days”.  In the quarter ended December 31, 2007, revenue days were 274 for the VLCCs (compared to 267 revenue days in the fourth quarter of 2006) and 364 for the Aframaxes (compared to 367 revenue days in the fourth quarter of 2006). In addition, the Suezmax Overseas Newcastle had 27 earning days in the quarter.

For the quarter ended December 31, 2007, DHT’s vessel expenses, including insurance costs, were $4.8 million, depreciation and amortization expenses were $4.6 million and general and administrative expenses were $1.2 million. Net finance expenses, including amortization of deferred debt issuance costs, were $3.7 million for the quarter.

Market Update

The fourth quarter is traditionally a quarter with strong freight market for tankers, and this year the market improvement came late in the quarter but very strong and exceeded the highs of 2004.  This was a result of increased oil production and the need to replenish inventories at the time of a tight balance in the spot market.  China’s demand for oil imports remains the key driver for the growth in demand and import by seaborne transportation.

Newbuilding and second hand prices of tankers rose some 5 – 10 % during 2007 and for dry cargo vessels much more.  The supply and demand balance of tanker tonnage is positively affected by the strong dry cargo market experienced. Conversion of older, single hull VLCCs to Very Large Ore Carriers and conversion of newbuilding contracts from tankers to dry cargo ships are having a positive effect on the supply and demand balance of tankers.

The market fundamentals for oil transportation by sea remain solid, based on continued and stronger growth than expected, in the world economy and demand for oil.  Additionally, the increase in distances between oil producers and consumers results in increased tonne-mile demand.  Tankers with double hull design continue to trade at a premium to single hull vessels and the difference appears to be widening since the recent oil spill by a single hull tanker outside South Korea.  Double hull vessels also experience shorter waiting periods between cargos.

Vessels’ Charter Arrangements and Vessel Operations

Of our fleet of nine vessels, seven vessels are time chartered to OSG until end 2010 - early 2012. The two recently delivered Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively. We believe that the charter hire will provide us with stable cash flows during the down turns in a volatile market, as our charters provide for fixed monthly hire payments regardless of prevailing market rates. If market rates exceed the daily base hire rates set forth in the charters we have for eight of our vessels the opportunity to participate in any excess under the profit sharing component of the charter arrangements.

The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. In addition to scheduled off hire, these vessels can be subject to unscheduled off hire for ongoing maintenance purposes.  Vessels on time charter are not paid hire when off hire.  Total days of offhire for running repairs and mandatory inspections amounted to 6 days during the quarter.

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The Aframax tanker Overseas Ania is scheduled for statutory class inspection in the first or second quarter 2008. This vessel is employed in the U.S. lightering trade and it is expected that the scheduled interim survey will result in about 20 days off hire.  There are no scheduled drydockings after this until the end of 2008 or early 2009 (special surveys for the Aframaxes Overseas Sophie and Overseas Cathy).

Recent Development

The company’s previously announced acquisitions of the two Suezmax vessels are completed. The Overseas Newcastle was delivered on December 4, 2007 and the Overseas London was delivered on January 28, 2008.

On January 4, 2008, DHT announced a dividend policy to provide the shareholders with a fixed quarterly dividend of $ 0.25 per common share commencing with the first dividend payment attributable to the 2008 fiscal year.  The dividend policy is intended to provide the shareholders with a stable distribution, and position the company to use its incremental cash flow to fund future growth opportunities consistent with the company’s long term strategy of increasing shareholders value.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	4Q 2007 Oct. 1 - Dec. 31, 2007 Unaudited	4Q 2006 Oct. 1 - Dec. 31, 2006 Unaudited	12 months Jan. 1 - Dec. 31, 2007 Unaudited	12 months Jan. 1 - Dec. 31, 2006 Audited

Shipping revenues	$20,303	$21,933	$81,427	$86,793

Vessel expenses	4,802	4,648	19,423	18,690
Depreciation and amortization	4,620	4,264	17,271	16,915
General and administrative	1,201	721	3,775	2,389

Total operating expenses	10,623	9,633	40,469	37,994

Income from vessel operations	9,680	12,300	40,958	48,799

Interest income	224	227	962	908
Interest expense and amortization of deferred debt issuance cost	3,961	3,494	14,457	13,957

Net income	5,943	9,033	27,463	35,750

Basic net income per share	$0.20	$0.30	$0.91	$1.19
Diluted net income per share	$0.20	$0.30	$0.91	$1.19

Weighted average number of shares (basic)	30,030,811	30,009,250	30,024,407	30,007,000
Weighted average number of shares (diluted)	30,034,022	30,023,522	30,036,523	30,016,352

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)
	Dec. 31, 2007	Dec. 31, 2006
	Unaudited	Audited
Current Assets
Cash and Cash Equivalents	$10,365	$17,680
Voyage receivables from OSG	1,547	4,009
Unrealized gain on interest rate swap		1,712
Prepaid Expenses	452	331
Prepaid Technical Management Fee to OSG	1,357	1,324
Total Current Assets	13,721	25,056

Vessels, net	398,005	322,577
Other assets incl. deferred debt issuance cost	1,337	1,407
Vessel acquisition deposits	9,145

Total Assets	$422,208	$349,040

Current Liabilities
Accounts payable and accrued expenses	$4,409	$3,456
Unrealized loss on interest rate swap	10,218	-
Deferred Shipping Revenues	7,006	6,169
Total Current liabilities	21,633	9,625

Long term debt	328,700	236,000

Total Stockholders equity	71,875	103,415

Total Liabilities and Stockholders' Equity	$422,208	$349,040

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on February 7, 2008 to discuss the results for the fourth quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 825-1692 within the United States and +1-617-213-8059 for international calls. The passcode is “66620483”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on February 7, 2008 through 1 p.m. ET on February 14, 2008 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 11245482. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtankers.com and eu@tankersservices.com